Mail Stop 4561

December 11, 2009

Mr. Keshav Murugesh
Chief Executive Officer and President
Syntel, Inc.
525 E, Big Beaver Road, Suite 300
Troy, Michigan 48083

> **Re: Syntel, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2008**
> **Filed on March 12, 2009**
> **File No. 000-22903**

Dear Mr. Murugesh:

We have completed our review of the above referenced filing and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief